September 1, 2005


Mail Stop 4561


David Hunt
Chairman
Fore Holdings L.L.C.
100 Half Day Road
Lincolnshire, IL 60069

RE:		Fore Holdings L.L.C.
      File No. 0-50161
Preliminary Proxy Statement on Form 14A
		Filed on August 22, 2005

Dear Mr. Hunt :

      This is to advise you that we are limiting our review of the above proxy statement to the following matters:

1. We note from the consolidated balance sheet set forth in your Form
10-Q for the period ending June 30, 2005 that investments in other entities represent over 70% of your total assets. In light of this substantial percentage of your assets comprising equity securities of other entities, please provide us with a detailed legal analysis of why you do not believe you should register as an investment company under the Investment Company Act of 1940.

2. Refer to your recent disposition of six buildings and land to Warmack JDG Investment II, LLC, as reported in your 8-K dated May 20,
2005. Please tell us whether Warmack is an "affiliate" of yours, as that term is defined in Rule 13e-3(a)(1) of the Securities Exchange
Act of 1934. If Warmack is an affiliate of yours, please provide us with your analysis of why your currently proposed dissolution is not a Rule 13e-3 transaction under
      Rule 13e-3(a)(3)(i)(C) of the Exchange Act.

      We will not conduct any further review of the proxy statement.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities
Exchange
Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3780.


      Sincerely,



Karen Garnett
Assistant Director

cc:  	Eric Orsic, Esq. (via facsimile)
	McDermott Will & Emery
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David Hunt
Fore Holdings L.L.C.
September 1, 2005
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